SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 14)

                     Golden River Resources Corporation Ltd.
                     (Formerly known as Bay Resources Ltd.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   38116G 105
--------------------------------------------------------------------------------
                                 (Cusip Number)

                              Joseph Isaac Gutnick
                           Edensor Nominees Pty. Ltd.
                           Level 8, 580 St. Kilda Road
                       Melbourne, Victoria 3004 Australia
                             Tel: 011-613 8532 2860

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  May 8, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g) check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ].

     The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 38116G 105


1.       Name of Reporting Person
         S.S. of I.R.S. Identification No. of Above Person

         Edensor Nominees Pty. Ltd.
         I.R.S. Employer Identification No.: Not Applicable

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]
         (b) [x]

3.       SEC Use Only..........................................................

4.       Source of Funds (see Instructions):  OO

5.       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)......................................[ ]

6.       Citizenship or Place of Organization:  Australia

----------------------------------- --------------------------------------------
Number of Shares
Beneficially owned by:              7. Sole Voting Power:  None
----------------------------------- --------------------------------------------
                                    8. Shared Voting Power: 5,394,590
----------------------------------- --------------------------------------------
                                    9. Sole Dispositive Power:  None
----------------------------------- --------------------------------------------
                                    10. Shared Dispositive Power: 5,394,590
----------------------------------- --------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         5,394,590 Shares.

12.      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)...........................................[x]

13       Percent of Class Represented by Amount in row (11):  20.2%

14       Type of Reporting Person (See Instructions):  CO

CUSIP NO. 38116G 105

1.       Name of Reporting Person
         S.S. of I.R.S. Identification No. of Above Person

         Kerisridge Pty. Ltd.
         I.R.S. Employer Identification No.: Not Applicable

2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)

         (a)......[ ]
         (b)......[x]

3.       SEC Use Only...........................................................

4.       Source of Funds (see Instructions): OO

5.       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)......................................[ ]

6.       Citizenship or Place of Organization:  Australia

----------------------------------- --------------------------------------------
Number of Shares
Beneficially owned by:              7. Sole Voting Power:  None
----------------------------------- --------------------------------------------
                                    8. Shared Voting Power: 1,753,984
----------------------------------- --------------------------------------------
                                    9. Sole Dispositive Power:  None
----------------------------------- --------------------------------------------
                                    10. Shared Dispositive Power: 1,753,984
----------------------------------- --------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         1,753,984 Shares.

12.      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)...........................................[x]

13       Percent of Class Represented by Amount in row (11):  6.6%

14       Type of Reporting Person (See Instructions):  CO

CUSIP NO. 38116G 105
1.       Name of Reporting Person
         S.S. of I.R.S. Identification No. of Above Person

         Joseph I. Gutnick
         I.R.S. Employer Identification No.: Not Applicable

2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)

         (a)......[ ]
         (b)......[x]

3.       SEC Use Only...........................................................

4.       Source of Funds (see Instructions): OO

5.       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)......................................[ ]

6.       Citizenship or Place of Organization:  Australia

----------------------------------- --------------------------------------------
Number of Shares
Beneficially owned by:              7.  Sole Voting Power:    525,650
----------------------------------- --------------------------------------------
                                    8.  Shared Voting Power: 40,674,574
----------------------------------- --------------------------------------------
                                    9.  Sole Dispositive Power: 525,650
----------------------------------- --------------------------------------------
                                    10. Shared Dispositive Power: 40,674,574
----------------------------------- --------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         41,200,224 Shares.

12.      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)...........................................[x]

13.      Percent of Class Represented by Amount in row (11):  87.3%

14.      Type of Reporting Person (See Instructions):  IN

CUSIP NO. 38116G 105


1.       Name of Reporting Person
         S.S. of I.R.S. Identification No. of Above Person

         Stera M. Gutnick
         I.R.S. Employer Identification No.: Not Applicable

2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)

         (a)......[ ]
         (b)......[x]

3.       SEC Use Only...........................................................

4.       Source of Funds (see Instructions): OO

5.       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)......................................[ ]

6.       Citizenship or Place of Organization:  Australia

----------------------------------- --------------------------------------------
Number of Shares
Beneficially owned by:              7.  Sole Voting Power:  None
----------------------------------- --------------------------------------------
                                    8.  Shared Voting Power: 40,674,574
----------------------------------- --------------------------------------------
                                    9.  Sole Dispositive Power:  None
----------------------------------- --------------------------------------------
                                    10. Shared Dispositive Power: 40,674,574
----------------------------------- --------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         40,674,574 Shares.

12.      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)...........................................[x]

13.      Percent of Class Represented by Amount in row (11):  87.0

14.      Type of Reporting Person (See Instructions):  IN

CUSIP NO. 38116G 105


1.       Name of Reporting Person
         S.S. of I.R.S. Identification No. of Above Person

         Kalycorp Pty. Ltd.
         I.R.S. Employer Identification No.: Not Applicable

2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)

         (a)......[ ]
         (b)......[x]

3.       SEC Use Only...........................................................

4.       Source of Funds (see Instructions): OO

5.       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)......................................[ ]

6.       Citizenship or Place of Organization:  Australia

----------------------------------- --------------------------------------------
Number of Shares
Beneficially owned by:              7.  Sole Voting Power:  None
----------------------------------- --------------------------------------------
                                    8.  Shared Voting Power: 2,000,000
----------------------------------- --------------------------------------------
                                    9.  Sole Dispositive Power:  None
----------------------------------- --------------------------------------------
                                    10. Shared Dispositive Power: 2,000,000
----------------------------------- --------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         2,000,000 Shares.

12.      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)...........................................[x]

13.      Percent of Class Represented by Amount in row (11):  7.5%

14.      Type of Reporting Person (See Instructions):  CO

CUSIP NO. 38116G 105


1.       Name of Reporting Person
         S.S. of I.R.S. Identification No. of Above Person

         Surfer Holdings Pty. Ltd.
         I.R.S. Employer Identification No.: Not Applicable

2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)

         (a)......[ ]
         (b)......[x]

3.       SEC Use Only...........................................................

4.       Source of Funds (see Instructions): OO

5.       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)......................................[ ]

6.       Citizenship or Place of Organization:  Australia

----------------------------------- --------------------------------------------
Number of Shares
Beneficially owned by:              7.  Sole Voting Power:  None
----------------------------------- --------------------------------------------
                                    8.  Shared Voting Power: 1,500,000
----------------------------------- --------------------------------------------
                                    9.  Sole Dispositive Power:  None
----------------------------------- --------------------------------------------
                                    10. Shared Dispositive Power: 1,500,000
----------------------------------- --------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         1,500,000 Shares.

12.      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)...........................................[x]

13.      Percent of Class Represented by Amount in row (11):  5.6%

14.      Type of Reporting Person (See Instructions):  CO

CUSIP NO. 38116G 105


1.       Name of Reporting Person
         S.S. of I.R.S. Identification No. of Above Person

         Fast Knight Nominees Pty. Ltd.
         I.R.S. Employer Identification No.: Not Applicable

2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)

         (a)......[ ]
         (b)......[x]

3.       SEC Use Only...........................................................

4.       Source of Funds (see Instructions): OO

5.       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)......................................[ ]

6.       Citizenship or Place of Organization:  Australia

----------------------------------- --------------------------------------------
Number of Shares
Beneficially owned by:              7.  Sole Voting Power:  None
----------------------------------- --------------------------------------------
                                    8.  Shared Voting Power: 30,000,000
----------------------------------- --------------------------------------------
                                    9.  Sole Dispositive Power:  None
----------------------------------- --------------------------------------------
                                    10. Shared Dispositive Power: 30,000,000
----------------------------------- --------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         30,000,000 Shares.

12.      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)...........................................[x]

13.      Percent of Class Represented by Amount in row (11):  64.2%

14.      Type of Reporting Person (See Instructions):  CO

Item 1.  Security and Issuer

     Common Stock, par value $0.0001 per share of Golden River Resources Corporation Ltd. (the "Issuer"), whose executive offices are located at Level 8, 580 St. Kilda Road, Melbourne, Victoria 3004, Australia.

Item 2.     Identity and Background

            (a)-(c) The undersigned hereby file this Schedule 13D statement on behalf of:

              (i) Edensor Nominees Pty. Ltd. ("Edensor"), a private corporation engaged as the trustee of a private family investment trust.

             (ii) Kerisridge Pty. Ltd. ("Kerisridge"), a private corporation engaged as the trustee of a private family investment trust.

            (iii) Joseph I. Gutnick ("JG"). JG is an officer, director and stockholder of Edensor, Kerisridge, Kalycorp and Surfer. JG's principal occupation is as the Chairman of the Board, President and Chief Executive Officer of the Issuer. JG is also chairman of several publicly listed Australian corporations in the mining sector.

             (iv) Stera M. Gutnick ("SG" and, together with JG, the "Officers and Directors"). SG is an officer, director and stockholder of Edensor, Kerisridge, Kalycorp and Surfer, SG's principal occupation is as a Director of Edensor.

              (v) Kalycorp Pty. Ltd. ("Kalycorp"), a private corporation engaged as the trustee of a private family investment trust.

             (vi) Surfer Holdings Pty. Ltd. ("Surfer"), a private corporation engaged as the trustee of a private family investment trust.

            (vii) Fast Knight Nominees Pty. Ltd. ("FKN"), a private corporation engaged as the trustee of a private family investment trust.

            (d) None of the persons referred to in Paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) None of the persons referred to in Paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

            (f) Each of the individuals referred to in Paragraph (a) above is an Australian citizen. Edensor, Kerisridge, Kalycorp, Surfer and FKN are Australian corporations.

Item 3.  Source and Amount of Funds or Other Consideration.

            Effective as of May 8, 2006, the Company agreed to issue to FKN 10 million shares (the "FKN Shares") of Common Stock and options (the "Options") to purchase 20 million shares of Common Stock at an exercise price of $0.15426 per share and an expiration date of April 30, 2011, in repayment of $1.5426 million in loans to the Company.

Item 4.  Purpose of Transaction

            The acquisition of the shares was for investment purposes. Edensor, Kerisridge, Kalycorp, Surfer, FKN and the Officers and Directors may acquire additional shares of the Issuer from time to time and may dispose of any or all of the shares held by them at any time.

            Except as set forth above in this Item 4, Edensor, Kerisridge, Kalycorp, FKN and the Officers and Directors do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (j), inclusive, of Item 4 of Schedule 13D. Such entities and persons may, at any time, from time to time, review or reconsider their position with respect to the issuer, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer

            (a) and (b) The number of shares of Common Stock of the Issuer held by each person named in response to Item 2 as of the date hereof are as follows:

                         Aggregate Number Percentage of
Name                            Of Shares Owned                   Outstanding(1)

Edensor (2)                      5,394,590                                20.2%
Kerisridge (3)                   1,753,984                                 6.6%
Kalycorp (4)                     2,000,000                                 7.5%
Surfer (5)                       1,500,000                                 5.6%
FKN(6)                          30,000,000(7)                             64.2%
Officers and Directors             551,650(8)                              2.0%

-------------------------
(1) Based on 26,711,630 shares of Common Stock outstanding on May 8, 2006 (assuming the FKN Shares were issued as of such date).

(2) Edensor has the power to vote and to dispose of the shares of Common Stock owned by it. The Officers and Directors may be deemed to share beneficial ownership of the shares of Common Stock owned by Edensor.

(3) Kerisridge has the power to vote and to dispose of the shares of Common Stock owed by it. The Officers and Directors may be deemed to share beneficial ownership of the shares of Common Stock owned by Kerisridge.

(4) Kalycorp has the power to vote and to dispose of the shares of Common Stock owned by it. The Officers and Directors may be deemed to share beneficial ownership of the shares of Common Stock owned by Kalycorp.

(5) Surfer has the power to vote and to dispose of the shares of Common Stock owned by it. The Officers and Directors may be deemed to share beneficial ownership of the shares of Common Stock owned by Surfer.

(6) FKN has the power to vote and to dispose of the shares of Common Stock owned by it. The Officers and Directors may be deemed to shares beneficial ownership of the shares of Common Stock owned by FKN.

(7)      Includes 20,000,000 shares issuable upon exercise of stock options.

(8) Includes 25,650 shares owned directly by JG and 500,000 shares issuable upon exercise of stock options that are owned directly by JG and 26,000 shares owned by Pearlway Investments Pty., a private Australian corporation of which the Officers and Directors and members of their family are officers, directors and shareholders. Excludes the shares owned by Edensor, Kalycorp, Kerisridge, Surfer and FKN, of which the Officers and Directors may be deemed to share beneficial ownership. Does not include (i) 8,949 shares of Common Stock beneficially owned by Great Gold Mines N.L. or (ii) 229,489 shares of Common Stock owned by AXIS Consultants Pty. Ltd., or (iii) 1,918 shares of Common Stock beneficially owned by Quantum Resources Limited, companies of which Mr. Gutnick is an officer and/or Director. The Officers and Directors however, disclaims beneficial ownership to those shares.

            (c) Except as set forth above, none of the persons listed in response to Item 2 above acquired any shares of Common Stock of the Issuer during the past 60 days.

            (d) (i) The shares of Common Stock are held by Edensor as trustee of a family trust for the benefit of certain members of the family of the Officers and Directors. Edensor has full power to vote and dispose of the shares of Common Stock owned by it. The proceeds of any such sale may be used, in the discretion of Edensor, for the benefit of the beneficiaries of the Trust.

               (ii) The shares of Common Stock are held by Kerisridge as trustee of a family trust for the benefit of certain members of the family of the Officers and Directors. Kerisridge has full power to vote and dispose of the shares of Common Stock owned by it. The proceeds of any such sale may be used, in the discretion of Kerisridge, for the benefit of the beneficiaries of the Trust.

               (iii) The shares of Common Stock are held by Kalycorp as trustee of a family trust for the benefit of certain members of the family of the Officers and Directors. Kalycorp has full power to vote and dispose of the shares of Common Stock owned by it. The proceeds of any such sale may be used, in the discretion of Kalycorp, for the benefit of the beneficiaries of the Trust.

               (iv) The shares of Common Stock are held by Surfer as trustee of a family trust for the benefit of certain members of the family of the Officers and Directors. Surfer has full power to vote and dispose of the shares of Common Stock owned by it. The proceeds of any such sale may be used, in the discretion of Surfer, for the benefit of the beneficiaries of the Trust.

               (v) The shares of Common Stock are held by FKN as trustee of a family trust for the benefit of certain members of the family of the Officers and Directors. FKN has full power to vote and dispose of the shares of Common Stock owned by it. The proceeds of any such sale may be used, in the discretion of FKN, for the benefit of the beneficiaries of the Trust.

            Except as described above, no person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares.

            (f) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer

            Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons named in
Item 2 hereof, or between such persons and the other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits

            Exhibit 1 Agreement Pursuant to Rule 13d - 1(k)

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                        EDENSOR NOMINEES PTY. LTD.


                                        By      /s/ Joseph I. Gutnick
                                            ---------------------------------
                                                 Director
Dated:  May 10, 2006

                                        KERISRIDGE PTY. LTD.


                                        By:      /s/ Joseph I. Gutnick
                                            ---------------------------------
                                                 Director


                                             /s/ Joseph I. Gutnick
                                            ---------------------------------
                                                 Joseph I. Gutnick

                                             /s/  Stera M. Gutnick
                                            ---------------------------------
                                                 Stera M. Gutnick


                                        KALYCORP PTY. LTD.


                                        By:      /s/ Joseph I. Gutnick
                                            ---------------------------------
                                                 Director

                                        SURFER HOLDINGS PTY. LTD.


                                        By:      /s/ Joseph I. Gutnick
                                            ---------------------------------
                                                 Director

                                        FAST KNIGHT NOMINEES PTY. LTD.


                                        By:      /s/ Joseph I. Gutnick
                                            ---------------------------------
                                                 Director

                                    Exhibit 1

                       Agreement Pursuant to Rule 13d-1(k)

         Pursuant to Rule 13d-1(k) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned acknowledges and agree that the statement to which this Exhibit is attached is filed on behalf of them in the capacities set forth herein below and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it or him contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it or he knows or has reason to believe that such information is inaccurate.

                                       EDENSOR NOMINEES PTY. LTD.


                                       By      /s/ Joseph I. Gutnick
                                           ---------------------------------
Dated:  May 10, 2006                            Director


                                       KERISRIDGE PTY. LTD.


                                       By:      /s/ Joseph I. Gutnick
                                           ---------------------------------
                                                Director


                                            /s/ Joseph I. Gutnick
                                           ---------------------------------
                                                Joseph I. Gutnick

                                            /s/ Stera M. Gutnick
                                           ---------------------------------
                                                Stera M. Gutnick

                                       KALYCORP PTY. LTD.

                                       By:      /s/ Joseph I. Gutnick
                                           ---------------------------------
                                                Director

                                       SURFER HOLDINGS PTY. LTD.

                                       By:      /s/ Joseph I. Gutnick
                                           ---------------------------------
                                                Director

                                       FAST KNIGHT NOMINEES PTY. LTD.


                                       By:      /s/ Joseph I. Gutnick
                                           ---------------------------------
                                                Director